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                                                                       EXHIBIT E

                       [On Syntro Corporation Letterhead]

                                                              September 29, 1995

To Our Stockholders:

  On September 24, 1995, the Board of Directors of Syntro Corporation agreed to a transaction providing for Mallinckrodt Veterinary Acquisitions, Inc. ("Mallinckrodt"), a subsidiary of Mallinckrodt Veterinary, Inc., to acquire the Company. Mallinckrodt Veterinary, Inc., a subsidiary of Mallinckrodt Group, Inc., is one of the world's leading animal health and nutrition companies, with approximately 1,000 products sold in more than 100 countries. Products include pharmaceuticals, livestock and pet vaccines, pesticides, surgical supplies, anesthetics and mineral feed ingredients. Mallinckrodt Group is a St. Louis-based company with fiscal 1995 sales of $2.2 billion, and provides specialty products to the chemical, medical and animal health markets worldwide through its three technology-based businesses, Mallinckrodt Chemical and Mallinckrodt Medical, also headquartered in St. Louis, and Mallinckrodt Veterinary, headquartered in the Chicago area.

  Pursuant to the agreement between the companies, Mallinckrodt has today commenced a cash tender offer (the "Offer") to purchase all outstanding shares of Syntro common stock at $3.55 per share. Upon completion of the Offer, Mallinckrodt will be merged with Syntro with shares of Syntro then outstanding being converted into the right to receive $3.55 in cash.

  The Board of Directors of Syntro Corporation unanimously supports the proposed transaction. The Board has reviewed the Offer and the Merger and believes them to be fair and in the best interests of Syntro stockholders.

  THE BOARD UNANIMOUSLY RECOMMENDS THAT ALL STOCKHOLDERS ACCEPT THE OFFER AND
                              TENDER THEIR SHARES


  The recommendation of the Board, including a description of matters it considered, is included in the accompanying Schedule 14D-9. Mallinckrodt's tender will begin on September 29, 1995 and will expire on October 27, 1995, unless extended. Please review Mallinckrodt's Offer to Purchase and the related Letter of Transmittal for the procedure for tendering shares, enclosed in this package. I urge you to read them carefully.

                                          Very truly yours,

                                          /s/ J. Donald Todd
                                          J. Donald Todd
                                          President